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April 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centuri Holdings, Inc.

Registration Statement on Form S-1

Submitted March 22, 2024

File No. 333-278178

To Whom It May Concern:

On behalf of our client, Centuri Holdings, Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, April 4, 2024, related to the Registrant’s Registration Statement on Form S-1 (File No. 333-278178) (the “Form S-1”), which was filed with the Commission on March 22, 2024.

For your convenience, the Staff’s comments have been reproduced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected in Amendment No. 1 to the Form S-1 (the “Amended Form S-1”), which the Registrant is concurrently filing together with this response letter. In addition, we are also delivering a copy of the Amended Form S-1 to the Staff marked to show changes from the Form S-1 to the Amended Form S-1. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Form S-1, the Registrant’s responses below refer to the Amended Form S-1 and capitalized terms have the same meaning as contained in the Amended Form S-1.

U.S. Securities and Exchange Commission

April 8, 2024

Page Two

Registration Statement on Form S-1

Conflicts of Interest; Corporate Opportunities, page 172

1.

Please revise to disclose all material terms of Article VIII of your amended and restated certificate of incorporation. For example, we note provisions set forth in Exhibit 3.1 regarding certain agreements and transactions permitted and fiduciary duties. We also note your disclosure regarding the provision regarding corporate opportunities for so long as Southwest Gas Holdings owns at least 15% of the total voting power of your outstanding shares. However, we note that Section 8.4 refers to ownership of more than 10% of the total voting power of your outstanding shares.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended Form S-1 on pages 165 and 175 in response to the Staff’s comment.

General

2.

We note your disclosure on page 60 that the exclusive forum provision in your amended and restated certificate of incorporation does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it will include the following sentence in the exclusive forum provision under Article XV of the Registrant’s final amended and restated certificate of incorporation:

“The foregoing sentence shall not apply in any respect to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Exchange Act, or the rules and regulations promulgated thereunder or any other claim or cause of action for which the federal courts have exclusive jurisdiction.”

The Registrant has filed the revised form of amended and restated certificate of incorporation as Exhibit 3.1 to the Registration Statement.

****

U.S. Securities and Exchange Commission

April 8, 2024

Page Three

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Form S-1 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (512) 617-0661 or via e-mail at JHensley@mofo.com.

Very truly yours,

/s/ R. John Hensley
R. John Hensley

cc:	William J. Fehrman, Centuri Holdings, Inc.

Gregory A. Izenstark, Centuri Holdings, Inc.

Jason S. Wilcock, Centuri Holdings, Inc.

Brandon C. Parris, Morrison & Foerster LLP

David P. Slotkin, Morrison & Foerster LLP

Justin R. Salon, Morrison & Foerster LLP